Exhibit 99.1

CUIT: 30-70496280-7

February 21, 2014

To: Comisión Nacional de Valores (National Securities Commission)

Re:	Grupo Financiero Galicia S.A. Notice of Payment in respect of Class III Notes

We are writing to inform you that Grupo Financiero Galicia S.A. shall proceed to make the third payment and final payment of the outstanding principal of its Class III Notes issued pursuant to its Global Program for the Issuance of Short-, Mid- and/or Long Term Notes for a maximum aggregate amount of up to US$100,000,000 (or the equivalent thereof in other currencies), under the terms indicated below.

Location of Payment: 25 de Mayo Street, Buenos Aires, Argentina

Paying Agent: Caja de Valores S.A.

Initial Payment Date: February 28, 2014

Item: Payment of outstanding principal and interest corresponding to the period beginning on August 28, 2013 and ending on February 27, 2014

Applicable Interest Rate: BADLAR (20.06101190%) plus 3.59%

Principal and Interest: Principal of the Class III Notes amounts to $78,075,000. The applicable interest rate for the period noted above is 23.65101190% and interest on the Class III Notes amounts to $9,308,649.50.

ISIN: ARGGFGA050114

Common Code: 50114

Capitalized terms used herein, but not otherwise defined herein, shall have the respective meanings ascribed to them in the Pricing Supplement, dated as of August 8, 2012.

Yours faithfully,

A. Enrique Pedemonte

Attorney-at-Law

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183 www.gfgsa.com